Exhibit 1

                                  RELEVANT FACT


GERDAU S.A. (Bovespa: GGBR, NYSE: GGB and Latibex: XGGB), in complying with the dispositions of regulation CVM 358 of January 3rd, 2002, informs that it has firmed an agreement to acquire all stockholdings of INEPAR ENERGIA S.A. in DONA FRANCISCA ENERGETICA S.A.

As per the signed agreement, Gerdau S.A. will acquire 199,800,000 shares issued by Dona Francisca Energetica S.A., which represent 30% of its capital stock, for R$ 20.0 million, plus the net amount to be received by Dona Francisca Energetica S.A. as the result of credits against the MAE - Wholesale Electric Power Market, as of September 30th, 2002. Of this total, R$ 15.5 million will be paid in cash and the balance, as follows: (a) half of the net amount of credits will be paid along with R$ 4.5 million, when the above mentioned credits are credited through the deadline, and with a decision, with no recourse, favorable to Dona Francisca Energetica S.A., in the suite of the latter against the National Electric Power Agency - ANEEL; (b) the balance will be paid in 24 months as of the date of the payment of the first installment, in cash or in products manufactured by Gerdau S.A.

Gerdau S.A. already holds a stake of 21.8% of the capital stock of Dona Francisca Energetica S.A. With this acquisition Gerdau S.A. will hold 51.8% of the capital stock of the Company.

Dona Francisca Energetica S.A. is a Company that operates in the field of electrical power generation by means of a hydroelectric dam of Dona Francisca, with a generation capacity of 125 MW, located on the river Jacui, between the counties of Agudo and Nova Palma, in the central region of the state of Rio Grande do Sul. For more details please check their site at www.copel.br/francisca.


                      Rio de Janeiro, December 30th, 2002.

                               Osvaldo B. Schirmer
                            Executive Vice-President
                         Director of Investor Relations